Filed pursuant to Rule 424(b)(3)
File No. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.
SUPPLEMENT NO. 13, DATED APRIL 10, 2015,
TO THE PROSPECTUS, DATED AUGUST 20, 2014

This prospectus supplement, or this Supplement No. 13, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., or the Company, dated August 20, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated September 23, 2014, or Supplement No. 1, Supplement No. 2, dated October 20, 2014, or Supplement No. 2, Supplement No. 3, dated October 22, 2014, or Supplement No. 3, Supplement No. 4, dated November 6, 2014, or Supplement No. 4, Supplement No. 5, dated November 21, 2014, or Supplement No. 5, Supplement No. 6, dated December 18, 2014, or Supplement No. 6, Supplement No. 7, dated January 9, 2015, or Supplement No. 7, Supplement No. 8, dated January 29, 2015, or Supplement No. 8, Supplement No. 9, dated February 4, 2015, or Supplement No, 9, Supplement No. 10, dated February 19, 2015, or Supplement No. 10, Supplement No. 11, dated March 16, 2015, or Supplement No. 11, and Supplement No. 12, dated March 23, 2015, or Supplement No. 12. This Supplement No. 13 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement Nos. 1 through 12 and should be read in conjunction with the Prospectus and Supplement Nos. 1 through 12. This Supplement No. 13 will be delivered with the Prospectus and Supplement Nos. 1 through 12. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 13 is to update our description of real estate investments.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby inserted as a new section under “Description of Real Estate Investments — Recent Property Investments,” as included in Supplement No. 11.

“Probable Property Investments

Dialysis Medical Portfolio — Hudson, FL and Clearwater, FL

On April 1, 2015, we, through our operating Partnership, assumed the obligations of an affiliate of our Sponsor under an agreement for purchase and sale of real property to acquire the fee simple interest in a medical office building located in Hudson, Florida (“DaVita Hudson”) and a medical office building located in Clearwater, Florida (“RAI Clearwater,” and collectively, the “Dialysis Medical Portfolio”). The seller of DaVita Hudson is M.K. Acharya, M.D. and the seller of RAI Clearwater is R.H.C. Investments I, Inc. (together, the “Sellers”). The Sellers have no material relationship with us, our operating partnership, our sponsor or advisor or any of their respective affiliates, and the acquisition will not be an affiliated transaction.

Pursuant to the agreement for purchase and sale of real property, our obligation to close the acquisition of the Dialysis Medical Portfolio is subject to customary closing conditions. Although we believe that the acquisition of the Dialysis Medical Portfolio is probable, there can be no assurance that the acquisition of the Dialysis Medical Portfolio will be consummated.

Capitalization

The contract purchase price of the Dialysis Medical Portfolio is $7.5 million, exclusive of closing costs. We intend to fund the purchase price with proceeds from our ongoing initial public offering. We may seek to obtain financing on the properties, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Major Tenants/Lease Expiration

DaVita Hudson

DaVita Hudson contains approximately 8,984 rentable square feet and is 100% leased to two tenants, Total Renal Care, Inc. and Renal Hypertension Center. The leases are net whereby the tenants are required to pay their proportionate share of operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent.

The lease to Total Renal Care, Inc. has an original 15-year lease term, which commenced in July 2009 and terminates in June 2024, contains annual rental escalations equal to the increase in the consumer price index (“CPI”), capped at 3%, and has two five-year renewal options. The lease to Renal Hypertension Center has an original 10-year lease term, which commenced in January 2015 and terminates in December 2024, contains rental escalations equal to the change in CPI every two years and has one five-year renewal option.

Historical occupancy rate and effective annual rental rates per square foot information for the property is currently unavailable and will be made available upon closing the acquisition of the property.

RAI Clearwater

RAI Clearwater contains approximately 14,741 rentable square feet and is 100% leased to three tenants, RAI Care Centers of Florida I, LLC d/b/a RAI – US 19 N – Palm Harbor/Clearwater, Renal Hypertension Center and Tampa Bay Access Center, Inc. The leases are net whereby the tenants are required to pay their proportionate share of operating expenses, excluding all costs to maintain and repair the roof and structure of the building, in addition to base rent.

The lease to RAI Care Centers of Florida I, LLC d/b/a RAI – US 19 N – Palm Harbor/Clearwater has an original 15-year lease term, which commenced in December 2009 and terminates in December 2024, contains annual rental escalations equal to (a) the increase in the CPI, capped at 3% with respect to the original leased space, and (b) 2.0% annually with respect to leased expansion space, and has three five-year renewal options. The leases to Renal Hypertension Center and Tampa Bay Access Center, Inc. have original 15-year terms, which commenced in approximately December 2009 and terminate in approximately November 2024, contain rental escalations equal to the increase in the CPI every two years and have one five-year renewal option.

Historical occupancy rate and effective annual rental rates per square foot information for the property is currently unavailable and will be available upon closing the acquisition of the property.

Other

We believe the properties are suitable and adequate for their uses.

We do not have any significant scheduled capital improvements for the properties.

We believe that the properties are adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 U.S. federal income tax return.

The annual real estate taxes payable on the properties for the calendar year 2015 are unknown at the present time. Such real estate taxes are to be reimbursed by the tenants under the terms of the leases.

We believe that each of DaVita Hudson and RAI Clearwater is well-located with acceptable roadway access and is well maintained. Each property is subject to competition from similar properties within its respective market area, and the economic performance of each property could be affected by changes in its local economic conditions or losses of contracts with major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire each of DaVita Hudson and RAI Clearwater, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”